SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Alpine Total Dynamic Dividend Fund
(Name of Issuer)

Common Shares, no par value
(Title of Class of Securities)

021060207
(CUSIP Number)

Saba Capital Management, L.P.

405 Lexington Avenue

58th Floor

New York, NY 10174

Attention: Michael D'Angelo

(212) 542-4635

with a copy to:

Eleazer Klein, Esq.

Schulte Roth & Zabel LLP

919 Third Avenue

New York, New York 10022

(212) 756-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 18, 2018
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [X]

(Page 1 of 6 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 021060207	SCHEDULE 13D/A	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON Saba Capital Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 9,655,235
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 9,655,235
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 9,655,235
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.0%[1]
14	TYPE OF REPORTING PERSON PN; IA

1 The percentages used in this Schedule 13D are calculated based upon approximately 107,593,338 Common Shares outstanding as of December 14, 2017, as disclosed in Issuer's proxy statement, filed on January 4, 2018.

CUSIP No. 021060207	SCHEDULE 13D/A	Page 3 of 6 Pages

1	NAME OF REPORTING PERSON Boaz R. Weinstein
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 9,655,235
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 9,655,235
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 9,655,235
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.0%[1]
14	TYPE OF REPORTING PERSON IN

1 The percentages used in this Schedule 13D are calculated based upon approximately 107,593,338 Common Shares outstanding as of December 14, 2017, as disclosed in Issuer's proxy statement, filed on January 4, 2018.

.

CUSIP No. 021060207	SCHEDULE 13D/A	Page 4 of 6 Pages

This Amendment No. 2 ("Amendment No. 2") amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on October 13, 2017 (the "Original Schedule 13D"), as amended by Amendment No. 1 filed on November 27, 2017 ("Amendment No. 1," and together with the Original Schedule 13D and this Amendment No. 2, the "Schedule 13D") with respect to the common stock, no par value per share (the "Common Shares"), of Alpine Total Dynamic Dividend Fund (the "Issuer"). This Amendment No. 2 amends Items 3, 4 and 5(a)-(c) as set forth below.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby amended and restated as follows:

Funds for the purchase of the Common Shares were derived from the subscription proceeds from investors in SCMF, SCMF II, SCLMF, SCS, SCEF 1, SCEF 2 and Saba Closed-End Funds ETF, and the capital appreciation thereon and margin account borrowings made in the ordinary course of business. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the account, which may exist from time to time. Since other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the Common Shares reported herein. A total of $78,907,127 was paid to acquire the Common Shares reported herein.

Item 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

On January 18, 2018, Saba Capital filed with the SEC a preliminary proxy statement pursuant to which Saba Capital seeks to solicit proxies for shareholders to vote against the Issuer's proposal to adopt a new investment advisor agreement with Aberdeen Asset Managers Limited and to recommend that shareholders of the Issuer withhold all votes for the Issuer's nominees for election as new trustees of the Issuer at the upcoming special meeting of shareholders to be held on March 14, 2018.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Paragraphs (a) - (c) of Item 5 of the Schedule 13D are hereby amended and restated in their entirety as follows:

(a)	See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of Common Shares and percentages of the Common Shares beneficially owned by each of the Reporting Persons. The percentages used in this Schedule 13D are calculated based upon approximately 107,593,338 Common Shares outstanding as of December 14, 2017 as disclosed in Issuer's proxy statement filed on January 4, 2017.

CUSIP No. 021060207	SCHEDULE 13D/A	Page 5 of 6 Pages

(b)	See rows (7) through (10) of the cover pages to this Schedule 13D for the number of Common Shares as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)	The transactions in the Common Shares effected since the filing of Amendment No. 1 by Saba Capital, which were all in the open market, are set forth in Schedule A, and are incorporated herein by reference.

CUSIP No. 021060207	SCHEDULE 13D/A	Page 6 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: January 18, 2018

SABA CAPITAL Management, L.P.

/s/ Michael D'Angelo
Name: Michael D'Angelo
Title: Chief Compliance Officer

BOAZ R. WEINSTEIN

/s/ Michael D'Angelo
Name: Michael D'Angelo
Title: Attorney-in-fact*

* Pursuant to a power of attorney dated as of November 16, 2015, which is incorporated herein by reference to Exhibit 2 to the Schedule 13G filed by the Reporting Persons on December 28, 2015, accession number: 0001062993-15-006823

Schedule A

This Schedule sets forth information with respect to each purchase and sale of Common Shares which were effectuated by Saba Capital since the filing of Amendment No. 1 on November 27, 2017. All transactions were effectuated in the open market through a broker.

Trade Date	Common Shares Purchased (Sold)	Price ($)
12/22/17	243,157	$9.35
12/26/17	60,228	$9.39
12/27/17	40,600	$9.41
12/28/17	34,202	$9.43
12/29/17	17,147	$9.47
1/2/18	138,455	$9.44
1/3/18	92,367	$9.47
1/4/18	109,701	$9.51
1/5/18	100	$9.52
1/8/18	81,651	$9.65
1/9/18	54,597	$9.64
1/10/18	40,435	$9.66
1/11/18	27,293	$9.69